

Mail Stop 3720

December 26, 2007

Steven van der Velden, Chairman of the Board of Directors
Elephant Talk Communications, Inc.
438 Katella Avenue, Suite 217
Orange, CA 92867

> Re: Elephant Talk Communications, Inc.
>   Definitive Proxy Statement on Schedule 14A
>   Filed December 21, 2007
>   File No. 000-30061

Dear Mr. van der Velden:

We have limited our review of your Schedule 14A to the matters set forth in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 2, page 16

Proposal to Approve a Twenty Five to One Reverse Split of Our Issued and Outstanding Common Stock, page 16

Interests of Directors and Officers, page 19

1.   Please further revise to reference the interests of directors and officers due to the company's ability after the reverse split to issue shares to officers and directors for services rendered and to issue shares to the officers and directors who subscribed in the December 2006 and August 2007 private placements. Quantify

the stock ownership by directors and officers as a percentage of all outstanding shares before the reverse stock split and after the reverse stock split, assuming the issuance of all derivative and committed shares.

Other Information, page 28

Beneficial Ownership of Principal Stockholders, Officers and Directors, page 28

2.   We note your response to our prior comment 11 but were unable to locate the requested disclosure. Please provide the information required by Item 6(e) of Schedule 14A (and the instructions thereto) regarding changes of control since the beginning of your last fiscal year. Refer to our prior comment 11.

3.   Please remove the column of your beneficial ownership table that shows ownership percentage without giving effect to shares that the owner has the right to acquire within 60 days. Calculate ownership percentage for each owner taking account outstanding securities plus securities deemed outstanding pursuant to Rule 13d-(3)(d)(1). Include clarifying disclosure in the accompanying footnotes regarding shares yet to be issued due to a lack of authorized common shares and regarding the effects of the reverse split on ownership levels.

4.   We note that your footnote (B) to the beneficial ownership table still contains some apparently inconsistent disclosure. For example, if RWC currently owns 100,000,000 shares and has the right to acquire an additional 483,425,437 shares, explain why the table shows RWC owning 592,499,579 shares. Additionally, if, after the reverse split, RWC may own 29,220,218 of a possible 40,651,292 shares outstanding (as shown in the table on page 17), explain why you have indicated that RWC would own only 58.78% of your outstanding shares. Please revise accordingly.

5.   Please correct the footnote lettering to include a footnote (C) for Mr. Van der Velden.

6.   Please include the 25,186,667 shares you are obligated to issue to Mr. DeJager, as reflected in footnote (E), in the table. Adjust the director and officer group ownership accordingly.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Harrington, Attorney-Adviser, at 202-551-3576, or me, at 202-551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: James Mangan
        Ellenoff, Grossman & Schole LLP
        Via facsimile: (212) 370-5457